June 30, 2005

Filed via EDGAR and
Delivered via Facsimile (202) 772-9210

Mr. Craig Wilson Senior Assistant Chief Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549	Ms. Christine Davis Staff Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Authentidate Holding Corp.
Form 10-K for fiscal year ended June 30, 2004
Form 10-Q for the period ended March 31, 2005
Form 8-K dated August 16, 2004
Form 8-K dated February 8, 2005
File No. 000-20190

Confidential Treatment of Certain Portions of this Letter is
Requested by Authentidate Holding Corp. pursuant to 17 C.F.R. 200.83

Dear Ms. Davis:

We are counsel to Authentidate Holding Corp. (“Authentidate” or the “Company”) and are in receipt of your letter dated May 18, 2005 concerning comments to the above-referenced filings of Authentidate. This letter sets forth Authentidate’s responses to the Staff”s comments as set forth in your May 18, 2005 letter. In presenting this response, we have followed the enumerated comments and section headings as set forth in your letter. Please note that in the event you have any questions regarding the Company’s request for confidential treatment under Rule 83, please contact either the undersigned or the Company’s Chief Financial Officer, Mr. Dennis H. Bunt, Authentidate Holding Corp. 2165 Technology Drive, Schenectady, New York, 12308, telephone: (518) 346-7799.

The Company’s responses are as follows:

Securities & Exchange Commission
June 30, 2005

Form 10-K for the Year Ended June 30, 2004

Revenue Recognition

Comment 1. Supplementally, clarify for us the extent to which you have historically recognized revenue in accordance with SOP 97-2. In this regard, we note that you only recently began to disclose your policies related to software revenue recognition in your most recent Form 10-Q. However, your disclosures appear to indicate that you have been selling material amounts of software and software-related services for several years through your Docstar and Authentidate divisions. Explain how the revenue recognition policies disclosed in your 2004 Form 10-K applied to such software sales.

Response

According to AICPA Statement of Position No. 97-02, Software Revenue Recognition, revenue should be recognized when the contract for software does not involve major production, alteration or customization, provided all of the following conditions are satisfied: (1) receipt of payment is probable; (2) the selling price is fixed or determinable; (3) the software is delivered; and (4) there is persuasive evidence of an arrangement. The Company has followed SOP 97-02 since 1997, when it began selling its DocStar products. The Company’s DocStar products consist of a personal computer and document imaging software. The Company assembles the DocStar products and loads the software prior to shipping the units to its dealers. Customers can optionally purchase separate support packages. Revenues derived from support and maintenance are deferred and amortized into revenue over the life of the contract. All four of these conditions were present in each sale. The Company conducts a credit analysis of each customer prior to shipment to ensure payment is probable. The selling price is fixed on the customer’s Purchase Order or by a Dealer Price List. No sale is recorded until the product has been shipped under terms of FOB Shipping Point and the purchase is enforceable under a legally binding Purchase Order.

More recently, the Company began to sell Authentidate services to the United States Post Office (USPS). Historically, all Authentidate sales were to the USPS, with the USPS serving as the vendor to customers. In the future Authentidate expects to have sales directly to corporate accounts as well and will evaluate revenue recognition under such contracts in accordance with SOP 97-02. Authentidate’s contract with the USPS is more fully described in Footnote 1 to the financial statements in its Annual Report on Form 10-K for the fiscal year ended June 30, 2004 (the “Form 10-K”), as well as in Part 1 of the Form 10-K, which states that Authentidate sells a software product allowing users to verify the authenticity of digital images by employing a secure clock that will date stamp the images when received, providing proof of time, date and also proof of content via the Internet. In July 2002, the Company entered into a strategic alliance with the USPS. Under that agreement, Authentidate provides the USPS with proprietary technology to operate the USPS Electronic Post Mark (EPM). The USPS offers and sells EPMs directly to third parties. Pursuant to the USPS agreement, Authentidate is responsible for the administration of the service offering, including billing. Accordingly, Authentidate invoices the customer on behalf of the USPS. The customer, however, remits payment directly to the USPS and Authentidate invoices the USPS for its portion of the sale. Accordingly, Authentidate recognizes the sale on solely its portion of EPM sales at the time it invoices USPS as the EPMs are used. Authentidate believes that this procedure satisfies all of the conditions of SOP 97-02. As Authentidate begins to sell software licenses directly to corporate accounts, it will continue to apply the rules of SOP 97-02 to its revenue recognition policies.

Securities & Exchange Commission
June 30, 2005

     The Company enhanced its critical accounting policies (including its revenue recognition policies in particular) in its Form 10-K and further enhanced them in its Form 10-Q for the fiscal quarter ended December 31, 2004. In reviewing its critical accounting policies for the Form 10-Q for the quarter ended March 31, 2005, the Company decided to clarify certain disclosures related to revenue recognition previously disclosed in its Form 10-K.

Comment 2. We note that you refer to several hosting facilities and describe services that appear to be hosting services. Supplementally describe these services and the material terms of the related arrangements including any set-up fees and provide reference to the accounting literature that supports your treatment.

Response

     The Company has only utilized two data centers, one in New York City and one in Raleigh, North Carolina. The Company does not offer traditional hosting services. The New York data center houses its USPS EPM service, which Authentidate provides to the USPS as described in its response discussed in Comment 1, above. When a customer purchases an EPM from the USPS the transaction occurs on the servers located in the New York data center. An EPM is issued to the customer who then typically uses it with a secure email transmission. Authentidate’s service typically ends when the EPM is used by the end user. Authentidate entered into an agreement with an independent third-party for the data center pursuant to its agreement with the USPS and expenses these costs as they are incurred. The Company owns all of the hardware and software and the independent third party (as stated in the previous sentence) simply provides a secure physical location for the hardware. The Company recognizes revenue for these transactions as per SOP 97-02, as was described above.

Rule 83 Confidential Treatment Request by Authentidate Holding Corp. AHC – 0001

     The second data center, which was based in Raleigh and has recently been moved to New York, provides services for the Trac Medical Solutions business. The Company considered SOP 97-02 and SOP 98-9 (which modifies 97-02) and SAB 101 for revenue recognition from its Trac Medical business. Revenue recognition for this business is described in Footnote 1 to the financial statements in the Form 10-K. The Trac Medical business enters into multiple-element arrangements including licensing, maintenance, set-up fees, support fees and transaction fees. In applying SOP 97-2 all revenue from the arrangement is deferred until all elements of the contract are delivered to the Customer, which happens as soon as the customer completes its setup of the software (this is further detailed in Comment 5). The Trac Medical data center is the location of the technology supporting the service purchased by the customer – electronic Certificates of Medical Necessity (CMN) and other medical forms (more fully described in Item 1 of our Form 10-K). Generally, Trac Medical’s customer contracts include up-front payments as well as progress payments. By applying SOP 97-2 the Company defers revenue from upfront payments and recognizes the revenue on these contracts over the life of the contract. For example, with a 12-month contract, the Company defers the prepaid maintenance, set-up, time-based license, support and transaction fees and recognizes the revenue ratably over a period of 12 months, as each item is delivered to the customer on an on-going/monthly basis. There are no undelivered items. At the end of the initial contract term, the customer can renew on similar terms or the contract will expire. [X X X].1

1

The Company requests that the information contained in Confidential Treatment Request No. AHC – 0001 be treated as confidential information and that the Commission promptly notify the Company’s designated contact person(s) before it permits any disclosure of such confidential information.

Securities & Exchange Commission
June 30, 2005

Comment 3. You disclose on page 17 that many of your contracts exceed one year which results in revenue recognition over the life of the contract. Supplementally, describe the material terms of these arrangements, including the products and/or services provided. Indicate whether revenue is recognized ratably over the life of the contracts or on some other basis and refer to the specific accounting literature that supports your revenue recognition model.

Response

     With respect to the service provided by Trac Medical Solutions, two of the customer contracts extend beyond one year. In addition, Trac Medical has two additional long-term contracts with third parties in connection with its provision of its service. These contracts are with Homecare Association LLC and bConnected Software, Inc. and are not customer agreements. These contracts are also described in detail in the Form 10-K. The two Trac Medical customer agreements are software license agreements that include set-up, maintenance, support and transaction fees. The Company considered SOP 97-02 and SOP 98-09 to determine how to account for these contracts (the accounting is described in detail in Comment 5, paragraph 2 below). Generally the revenue is deferred and recognized ratably over the life of the contract. If a Trac Medical contract, however, includes a professional services component rather than multiple elements, the Company will recognize revenue when the item is delivered and accepted by the customer in accordance with SOP 97-02. In these situations, custom programming may be done for a customer pursuant to a Statement of Work. Once the deliverables are accepted by the customer, the Company invoices the customer and records the revenue. The software code will generally not be placed in escrow for the benefit of the customer.

Securities & Exchange Commission
June 30, 2005

Comment 4. Supplementally, tell us more about your agreement with the United States Postal Service (USPS). Describe the material terms of this agreement and explain, in detail, the revenue generating transactions. Compare the revenue transactions under the USPS agreement to your typical arrangements and highlight material differences in terms and/or revenue recognition policies. Indicate the amount of revenue that you have recognized under this agreement and describe the impact to the company if this agreement is cancelled.

Response

Rule 83 Confidential Treatment Request by Authentidate Holding Corp. AHC – 0002

     In August 2002, Authentidate announced that it entered into an agreement with the USPS to market and sell the USPS Electronic Post Mark (EPM). Pursuant to this agreement, Authentidate provides the management, technology and support for the USPS. The management functions provided by Authentidate include sales, marketing, customer billing as well as contract administration. [X X X].2

     The percentage of revenue that Authentidate is entitled to on each sale will be adjusted over the life of the agreement, based on the amount of gross revenue derived from EPM sales. As stated above, Authentidate is responsible for invoicing the customer on behalf of the Postal Service. The Company is also responsible for collection and credit activities in connection with its relationship with the Postal Service. The customer remits payment directly to the Postal Service and Authentidate invoices the Postal Service for its percentage share (generally on a monthly basis). Authentidate recognizes the revenue when it invoices the Postal Service as EPMs are used. Pursuant to the end user agreement between the Postal Service and the customers, EPMs are purchased, typically in small blocks (similar to how a customer buys a book or roll of paper stamps). The value of the blocks of EPMs are priced on a sliding scale as customers receive volume discounts.

2	The Company requests that the information contained in Confidential Treatment Request No. AHC – 0002 be treated as confidential information and that the Commission promptly notify the Company’s designated contact person(s) before it permits any disclosure of such confidential information.

Securities & Exchange Commission
June 30, 2005

     This differs substantially from contracts to corporate customer accounts which include software licenses granted directly by the Company and may include other elements such as support, set-up, transactions and maintenance. In these contracts, Authentidate and Trac Medical sell software licenses and related support directly to such customers and the customer is solely procuring EPMs from the Postal Service. This is in contrast to Authentidate’s relationship with the Postal Service, where it provides services and rights to its proprietary technology to the Postal Service in connection with the provision of the EPM offering. The revenue recognition accounting has been described in Comment 2 above.

Rule 83 Confidential Treatment Request by Authentidate Holding Corp. AHC – 0003 and AHC – 0004

     [X X X].3 Authentidate believes that the impact of the cancellation of its contract with the Postal Service would be significant to it. While the revenue recognized to date has not been material to the Company’s Statements of Operations, the Company believes that the growth could be significant. In addition, from a marketing standpoint the name recognition of the USPS EPM being related to our company is very significant as is the investment Authentidate has made in this business over the last three years. For these reasons, Authentidate believes that the termination of the USPS contract would have a material adverse impact on its business. This belief is consistent with the Company’s disclosures in its Form 10-K and subsequent reports regarding its failure to achieve the sales metrics required by the USPS contract. In the event this contract is cancelled, the only significant capitalized cost the Company believes that it would have to adjust is the goodwill that Authentidate Holding Corp. has in its Authentidate, Inc. subsidiary. This related goodwill is currently valued at approximately $4 million. The Company would need to consider an impairment charge if the USPS contract was canceled. The Company performs its annual impairment test during the fiscal fourth quarter of each year and retains a third party valuation firm to assist in valuing all of its goodwill. The Company could also incur an impairment charge [X X X]4 related to the data center equipment and licensed software, but believes that it would not be as significant as a goodwill charge because the investment is significantly lower and the equipment would have residual value.

Comment 5. Explain to us how you considered the disclosure requirements of paragraph 12 of APB No. 22. In this regard, we note that you have not specifically disclosed how you determine when each of your revenue recognition criteria has been met. For example, you do not disclose what constitutes delivery and how you determine whether fees are fixed or determinable. In addition, you have not identified the various elements offered in your multiple element arrangements and indicated when revenue is recognized for each element. Finally, you have not disclosed how you obtain VSOE for elements in software transactions or how you obtain objective and reliable evidence of fair value in non-software transactions.

3	The Company requests that the information contained in Confidential Treatment Request No. AHC – 0003 be treated as confidential information and that the Commission promptly notify the Company’s designated contact person(s) before it permits any disclosure of such confidential information.
4	The Company requests that the information contained in Confidential Treatment Request No. AHC – 0004 be treated as confidential information and that the Commission promptly notify the Company’s designated contact person(s) before it permits any disclosure of such confidential information.

Securities & Exchange Commission
June 30, 2005

Response

     Paragraph 12 of APB No. 22 states that “accounting policies should identify and describe the accounting principles followed by the reporting entity and the methods of applying those principles that materially affect the determination of financial position, changes in financial position and results of operations.” In Footnote 1 to its financial statements in its Form 10-K, the Company discloses its policies with regard to principles of consolidation, cash equivalents, inventories, long-lived assets, property and equipment, software development costs, goodwill, income taxes, revenue recognition, warranty provisions, advertising expenses, product development expenses, currency translation, use of estimates, stock-based compensation and credit risk. The Company's management made certain judgments on which significant accounting policies to disclose based on certain considerations such as materiality, commonly disclosed policies, policies with alternatives, those peculiar to our industries and unusual policies or procedures.

     Multiple element arrangements exist in the Trac Medical business; accordingly the Company applies SOP 97-2 for revenue recognition purposes. The various elements of the sales contracts include maintenance fees, license fees, set-up fees, support, credentialing and transaction fees. This is how the Company “delivers” the various elements to the customer. Once a customer signs a sales contract, that customer is “registered” on Trac Medical’s Care Cert Web site. The customer is given instructions to open the web site on their computer and login with a user name and password that Trac Medical provides. The customer can change the password after initially logging in. Once the customer has access to the web site they have access to all of the deliverables. Customers accomplish their own set-up, credentialing and transactions on a daily basis. Maintenance fees include software improvements that Trac Medical makes to the web site on an on-going basis, as well as free use of Trac Medical’s “help-desk” over the phone if they have questions or need assistance. The license fee is for their right to use the software and the web site. All elements of the contract are delivered to the customer on an on-going basis over the life of the contract. There should be no items going “undelivered” until the end of the contract as everything is being delivered on a daily, weekly or monthly basis depending on how the customer uses the product. Management found it difficult to calculate a value for each separate element and thereby create a separate unit of accounting for each deliverable. This is such a new product that we were unable to determine the VSOE (vendor specific objective evidence of fair value), however, the Company will continue to review potential competing products and other evidence in an effort to determine the VSOE in the future. Because all of the elements are being delivered as described above, the Company is recognizing the revenue ratably over the life of the contract. Regarding Staff’s comment about non-software elements, the Company believes that there are no “non-software” elements. Each element is related to the customer's use of the Trac Medical software through the web site.

Securities & Exchange Commission
June 30, 2005

Note 11. Stock Option Plans and Stock Warrants

Comment 6. We note that you have issued warrants in connection with several private placements in recent years. We further note that you appear to have entered into registration rights agreements that require you to register the shares underlying the warrants to avoid paying liquidated damages. Supplementally, address the following for each transaction entered into during the three years presented that included such warrants:

—	Clarify whether you were required to deliver registered or unregistered shares upon exercise of the warrants and explain holders’ rights in the event that you were unable to register the shares underlying the warrants;
—	Clarify the liquidated damages provisions included in the registration rights agreements. Irrespective of whether you paid any such damages, explain the terms of the damages provisions and indicate the maximum amount of damages that would have been paid assuming registration did not occur;
—	Provide us with the maximum damages possible as a percentage of the fair value of the related warrants and explain how you considered paragraph 14 of EITF 00-19 in determining whether warrants should have been recorded as a liability that is periodically remeasured until the shares underlying the warrants are registered; and
—	Indicate whether your auditors consulted with PWC’s National Office regarding the treatment of these warrants.

Response

     As reflected in Note 11 to the Company’s consolidated financial statements for the fiscal year ended June 30, 2004, the Company consummated five private placements of its securities in which it issued warrants to purchase common stock to the investors. In each transaction the Company entered into a Registration Rights Agreement with the investors, which agreements obligated the Company (A) to use its best efforts to file a registration statement to register the resale of (i) the shares of common stock which may be issued upon exercise of the warrants and (ii) other shares of common stock issued or issuable pursuant to other instruments and (B) have such registration statement declared and maintained effective. Further, in each transaction, the Company agreed that in the event it failed to comply with its obligations under the Registration Rights Agreement, it would pay an amount to the investors as liquidated damages. With respect to each of the five transactions contemplated by Note 11, Staff requested the Company to supplementally address the matters discussed below.

     With respect to each issuance, the Company considered paragraph 14 of EITF 00-19 in determining whether to record the warrants as equity or a liability. None of the warrants discussed below permitted the Company to repurchase them for cash in the event of breach of its obligations thereunder and the Company would have been permitted to issue restricted shares to the holder in the event the holder elected to exercise the warrant prior to the effectiveness of the registration statement covering such shares.

Securities & Exchange Commission
June 30, 2005

     In addition, in each of these transactions, the Company entered into separate Registration Rights Agreements and Warrant Agreements, and the Company determined that the liquidated damages penalty under the Registration Rights Agreement would not affect the Issue 00-19 analysis. The Company analyzed the impact of the liquidated damages provision of the Registration Rights Agreements as the Registration Rights Agreement, in each case, addressed separate risks than those presented solely in the Warrant Agreement and legitimate business and legal reasons compelled the treatment of those risks in separate instruments.

     Under the Warrant Agreement, a holder has the right to purchase shares of common stock from the Company for a period of five years from the issue date at the stated per share exercise price or by utilizing the “cashless exercise” right in the warrant. For the reasons discussed below, the investors’ rights under the Warrant Agreement exist independently of the Company’s obligations under the Registration Rights Agreements, which essentially lapse two years from the effective date of the registration statement contemplated by the Registration Rights Agreement.

     In each transaction discussed below the warrants were issued in conjunction with other securities, either convertible debentures or common stock. The parties entered into a separate registration rights agreement in each case as the investors, in each case, were seeking to have the Company register all of the shares contemplated by the financing transaction, not simply the shares issuable upon exercise of the warrants. Furthermore, in each instance, the primary security issued by the Company were convertible debentures or shares of common stock. The number of warrants issued represented only a fraction of the number of shares of common stock actually sold or issuable pursuant to the debentures (upon conversion, pursuant to the anti-dilution provisions or in lieu of cash interest payments). Accordingly, the Registration Rights Agreement, in each case, predominantly covered these other shares of common stock. As the liquidated damages penalty was designed to compensate the investor for the diminution in value of holding restricted shares of common stock as compared to registered shares, a significant proportion of the liquidated damages contemplated by the Registration Rights Agreement is to provide a remedy to the investors by virtue of their holding the other securities issued in the financing transaction (either the common stock or the convertible debentures). Furthermore, the liquidated damages penalty is based on a percentage of the total investment amount in each transaction. As such amount is largely attributable to the issuance of the convertible debentures or common stock, as the case may be, it follows that the liquidated damages penalty should be viewed as attributable to either the convertible debentures or common stock, and not the warrants. Therefore, the Company does not see the merits of viewing the Registration Rights Agreement and the Warrant Agreement as a single instrument.

     In addition, the liquidated damages clause of the Registration Rights Agreement is not designed to provide a mechanism for settling the warrant for cash (as contemplated by the discussion in EITF 00-19). It is to provide partial recompense to the investor in the event it was required to accept unregistered shares. Again, it is worth noting that this provision extends to all of the shares issued or issuable to the investors in the financing transaction, not solely the relatively small percentage of shares issuable upon exercise of the warrants. From the perspective of the investor, the liquidated damages clause is wholly in addition to the rights it expected to derive from the warrant agreement. In addition to receiving the liquidated damages, in the event no registration statement was declared effective, the warrant holder would still have the right to exercise the warrant in full and receive restricted shares of common stock which it could ultimately resell pursuant to Rule 144. In addition, the warrant holder has no incentive to accept an offer with net cash settlement and there is no right for the Company to redeem the warrants in the event it was unable to comply with its registration obligations. Thus, the Company considered the liquidated damages provision to be independent of and in addition to the agreements between the Company and the investors represented by the Warrant Agreement.

Securities & Exchange Commission
June 30, 2005

     As the Registration Rights Agreement was designed to address risks and business considerations that were largely independent of those arising under the Warrant Agreement, the Company believed it was proper to treat it as a separate instrument under EITF 00-19. The Company’s auditors have informed us that they did not consult with the National Office of PricewaterhouseCoopers regarding the treatment of each warrant issuance at the time these arrangements were entered into.

     In addition, the Company has been successful in filing and having registration statements declared effective and at the time of closing these transactions, it believed that the penalty provisions were improbable. In two cases noted below the registration statement was declared effective before the Company filed its Form 10-Q or Form 10-K for the same quarter in which the transaction closed. The Company also considered this probability in analyzing the impact of the liquidated damages provision of the Registration Rights Agreement on the warrants. Further, as described below, to date the Company has performed its obligations under each of the Registration Rights Agreements, has not paid any liquidated damages to date and believes that its remaining exposure to pay such amounts is immaterial under SAB 99. In accounting for the Registration Rights Agreement, the Company assessed the likelihood that it would have to make a payment under the liquidating damages clause and concluded that no amount be recorded since the likelihood of payment was not probable and any amount would not be material.

     For the reasons discussed above, the Company’s view is that the Warrant and the Registration Rights agreements are separate agreements and therefore it would not be appropriate to combine the agreements. The Company does not believe that DIG Issue K-1 or F-6 would require it to combine and assess the Registration Rights Agreement and the Warrant Agreement as one agreement because as discussed above, the Registration Rights Agreement pertains not only to the warrants but also to other financial instruments issued by the Company (convertible debentures and common stock). Therefore, clearly different risks exist between the Registration Rights Agreement and the Warrants and combining them is inconsistent with the DIG Issues referenced above. Further, nothing in GAAP compels the Company to combine the agreements. In each of the transactions described below, the Company had separate Registration Rights Agreements and Warrant Agreements and believes it is proper to account for them separately. The Company is aware that this topic is being discussed at the EITF and believes its accounting approach is most consistent with View C of EITF 05-04, as the Registration Rights Agreement and the Warrant Agreement are separate agreements and the liquidated damages penalty under the Registration Rights Agreement would not affect the Issue 00-19 analysis.

Securities & Exchange Commission
June 30, 2005

     We understand that Views A, B and C are being evaluated by the FASB and that the FASB may revise EITF 00-19 at the September 2005 EITF meeting. However, we believe that it would be unfair to retroactively reject Views A, B or C when all three Views are currently acceptable methods to account for these instruments.

     September 2003 Issuance of 247,000 Warrants

     In this transaction, the Company issued 247,000 warrants to the purchasers of an aggregate principal amount of $2.47 million of convertible debentures. Pursuant to the Registration Rights Agreement entered into between the Company and the investors, the Company agreed to use its best efforts to cause the registration statement to be declared effective prior to the 60th day following the closing date (or the 120th day in the event of a “full review” by the Commission).

     In the event the Company was unable to (a) register the shares of common stock underlying the warrants or (b) keep the subject registration statement continuously effective for a period of two years after it is declared effective by the Commission (or such earlier period as may be applicable pursuant to Rule 144(k) under the Securities Act), the Registration Rights Agreement provided that on the date of its breach and for every monthly anniversary thereof until cured, it would pay to each investor an amount in cash, as liquidated damages and not as a penalty, equal to 2.0% of (i) the purchase price paid by such investor pursuant to the Securities Purchase Agreement, and (ii) if the warrants are “in the money”, the value of any outstanding warrants (valued at the difference between the average VWAP during the applicable month and the exercise price of such warrants multiplied by the number of shares of common stock underlying the warrants) for the first month following such event date and 2.0% per month thereafter. The registration statement was declared effective in November 2003 and no penalties were incurred.

     Based on the applicable formula, the Company’s potential damages, in the event it did not satisfy its obligations under the Registration Rights Agreement, would have been equal to the monthly liquidated damages amount for each month that it was not in compliance with the agreement. The Company was able to timely obtain a declaration of effectiveness from the Commission for the registration statement contemplated by this Registration Rights Agreement. In the event the Company is unable to maintain effectiveness of the Registration Statement for the required duration (two years from its effective date), the Company has calculated its total maximum damages to be $101,300, which amount is immaterial to the Company.

Securities & Exchange Commission
June 30, 2005

     September 2003 Issuance of 50,000 Warrants

     In this transaction, the Company issued 50,000 warrants to the purchaser of an aggregate principal amount of $500,000 of shares of common stock. Pursuant to the Registration Rights Agreement entered into between the Company and the investor, the Company agreed to use its best efforts to cause the registration statement to be declared effective prior to the 60th day following the closing date (or the 120th day in the event of a “full review” by the Commission). The liquidated damages provision of this Registration Rights Agreement is identical to the same provision in the Registration Rights Agreement described above. Accordingly, the Company’s potential damages in the event it did not satisfy its obligations under the Registration Rights Agreement, would have been the same as described above. The Company was able to timely obtain a declaration of effectiveness from the Commission for the registration statement contemplated by this Registration Rights Agreement. The registration statement was declared effective November 2003 and no penalties were incurred. In the event the Company is unable to maintain effectiveness of the Registration Statement for the required duration, the Company has determined that its damages would be immaterial.

     May 2003 Issuance of 419,279 Warrants

     In this transaction, the Company issued 419,279 warrants to the purchasers of an aggregate principal amount of $2.7 million of convertible debentures. Pursuant to the Registration Rights Agreement entered into between the Company and the investors, the Company agreed to use its best efforts to cause the registration statement to be declared effective prior to the 60th day following the closing date (or the 120th day in the event of a “full review” by the Commission). The liquidated damages provision of this Registration Rights Agreement is identical to the same provision in the Registration Rights Agreement described above. Accordingly, the Company’s potential damages in the event it did not satisfy its obligations under the Registration Rights Agreement, would have been the same as described above. The Company was able to timely obtain a declaration of effectiveness from the Commission for the registration statement contemplated by this Registration Rights Agreement. The registration statement was declared effective July 2003 and no penalties were incurred. In the event the Company is unable to maintain effectiveness of the Registration Statement for the required duration (two years from its effective date), the Company has calculated its total maximum damages to be $28,900.

Securities & Exchange Commission
June 30, 2005

     October 2002 Issuance of 444,000 Warrants

     In this transaction, the Company issued 444,000 warrants to the purchasers of an aggregate principal amount of $3.7 million of convertible debentures. Pursuant to the Registration Rights Agreement entered into between the Company and the investors, the Company agreed to use its best efforts to cause the registration statement to be declared effective prior to the 60th day following the closing date (or the 120th day in the event of a “full review” by the Commission). The liquidated damages provision of this Registration Rights Agreement is identical to the same provision in the Registration Rights Agreement described above. Accordingly, the Company’s potential damages in the event it did not satisfy its obligations under the Registration Rights Agreement, would have been the same as described above. The Company was able to timely obtain a declaration of effectiveness from the Commission for the registration statement contemplated by this Registration Rights Agreement. The registration statement was declared effective December 2002 and effectiveness was maintained for the required period and no penalties were incurred.

     August 2002 Issuance of 132,015 Warrants

     In this transaction, the Company issued 132,015 warrants to the purchasers of an aggregate principal amount of $2.0 million of shares of common stock. Pursuant to the Registration Rights Agreement entered into between the Company and the investors, the Company agreed to use its best efforts to cause the registration statement to be declared effective on or before November 1, 2002. In the event the Company was unable to have the registration statement declared effective on or before such date (or the effectiveness of the registration statement was subsequently suspended prior to the first anniversary of the effective date), then it would pay to the investors an aggregate amount of liquidated damages equal 2% of the purchase price paid by such investors per month for each month that the default continues. The Registration Rights Agreement also permitted the Company to delay the filing, amendment and/or the effectiveness of such registration statement for a period not to exceed 90 days in the aggregate during any 12 month period. The registration statement was declared effective in December 2002, effectiveness was maintained for the required period, and no penalties were incurred.

Note 12. Commitments and Contingencies

Comment 7. We note that you are still awaiting a verdict in the complaint filed by Shore Venture Capital, LLC. Supplementally provide us with an update on the status of this complaint including when you expect this litigation will be settled. In addition, we caution you that a statement that a contingency in not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. In that case, you must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible or (b) state that such an estimate cannot be made. Refer to Question 5 of SAB Topic 5Y.

Securities & Exchange Commission
June 30, 2005

Response

     With respect to the third party litigation among Berwyn Capital, Shore Venture Group, LLC and the Company, as reported in the Company's Form 10-Q for the quarter ended March 31, 2005, the parties continue to await a verdict from the bench. As discussed in that Form 10-Q, Shore Venture Group, LLC commenced a separate proceeding against the Company in March 2005, regarding various matters arising out of an agreement between them. As has been consistently disclosed in prior reports, the Company had conducted extensive settlement negotiations with Shore Venture Group to attempt to resolve all issues between them.

Rule 83 Confidential Treatment Request by Authentidate Holding Corp. AHC – 0005

     The Company is aware of FAS 5, paragraph 8, regarding the estimated loss from these contingencies and Question 2 of SAB Topic 5Y. The Company has accrued a charge to income for both disputed matters in accordance with these requirements. The Company believes that its accrual is appropriate based on the provisions of FAS 5. The Company will adjust this accrual if appropriate based on the developments of both matters. [X X X].5

Note 18. Private Debt Offerings

Comment 8. We note that you issued convertible debentures and warrants to purchase common stock to investors in 2002 and 2003. Supplementally, explain to us how you allocated the proceeds of these transactions to the debt and warrants based on the relative fair values in accordance with paragraph 16 of APB 14. In addition, provide us with you calculations related to the beneficial conversion features and explain how you applied EITF 98-5 and EITF 00-27 to these transactions.

Response

Rule 83 Confidential Treatment Request by Authentidate Holding Corp. AHC – 0006

     In 2002 and 2003, the Company issued five tranches of convertible debt with detachable warrants (as part of three transactions). The Company’s explanation of how it (a) allocated the proceeds of these transactions to the debt and warrants based on the relative fair values in accordance with paragraph 16 of APB 14 and (b) applied EITF 98-5 and EITF 00-27 to these transactions is set forth herein. The Company’s calculation of the beneficial conversion feature of the convertible debt and the value of the detachable warrants is included as Schedule 8 to this letter, which is being filed with the Commission pursuant to the confidentiality provisions of Rule 83.6

5

The Company requests that the information contained in Confidential Treatment Request No. AHC – 0005 be treated as confidential information and that the Commission promptly notify the Company’s designated contact person(s) before it permits any disclosure of such confidential information.

6

The Company requests that Schedule 8, which is the information referenced in Confidential Treatment Request No. AHC – 0006 be treated as confidential information and that the Commission promptly notify the Company’s designated contact person(s) before it permits any disclosure of such confidential information.

Securities & Exchange Commission
June 30, 2005

     The Company applied APB 14 and EITF 98-5 in accounting for the beneficial conversion feature of the debt and the value of the warrants. The Company followed the requirement of paragraph 16 of APB 14 in allocating the relative fair value of the warrants and debt. Further, the Company used the Black-Scholes method to calculate the fair value of the warrants. In addition to APB 14, EITF 98-5 states (and was reaffirmed by EITF 00-27) that the “embedded beneficial conversion feature (“BCF”) present in convertible securities should be valued separately at issuance.” Accordingly, the total of the BCF and the debt discount of the warrants was charged to debt discount on the Company’s Balance Sheet and was written-off to interest expense over the life of the issuance. However, the convertible debt converted into common stock prior to maturity, so the applicable debt discount was charged to interest expense at the time of conversion. In our financial statements for the year ended June 30, 2004 we detail the issuance of the different transactions and the conversion of the debt to equity in footnote 18.

Form 8-K dated August 16, 2004

Comment 9. Supplementally, explain to us how you have recognized revenue under the agreement entered into by your Trac Medical subsidiary that required a fixed fee of $3,000,000 to use Trac Medical’s processing services during a five year term unless the customer exercises a right to covert to a standard pricing model at the end of 2005. Indicate the accounting literature that you relied on in determining how to recognize revenue under this arrangement and explain how your disclosure in your revenue recognition policies addresses this material arrangement. As part of your response, indicate how the conversion right and reseller relationship affected your revenue recognition.

Response

     In this report, the Company announced the signing of a 5 year contract of approximately $3 million for Trac Medical’s service offering. This is a multiple element contract and Authentidate applied SOP 97-2 and 98-9. The multiple elements include software licenses, set-up, maintenance, support, credentialing and transactions. Under the contract, an amount of $1.2 million will be paid over the first 12 months of the contract. The remainder of the contract is paid in equal quarterly installments.

Securities & Exchange Commission
June 30, 2005

Rule 83 Confidential Treatment Request by Authentidate Holding Corp. AHC – 0007

     This contract was sold through a re-seller who receives 15% of each installment payment. The Company treated the 15% re-seller fee as a reduction in revenue rather than as an expense because of the fact that all payments from the customer are made to the re-seller and the Company’s 85% portion are paid by the re-seller to it. [X X X]7.

     As described in greater detail in Comment 5 of this letter, all elements of the contract will be delivered on an on-going basis over the life of the contract. There should be no items going “undelivered” until the end of the contract; all elements are being delivered during the contract term. All costs related to set-up and installation are expensed as they are incurred.

     Based on the nature of this agreement, the Company encountered difficulties in calculating a value for each separate element and creating a separate unit of accounting for each deliverable. Although the Company had significant up-front costs to deliver this software to the customer (including set-up, training and installation), management believed it was not sufficient to justify a large up-front revenue stream with regard to its recognition policies. In addition, the contract pertained to a new product offering and management believed that it was too early in the product life-cycle to determine the VSOE (vendor specific objective evidence of fair value). Because all of the elements are being delivered monthly, the Company is recognizing the revenue ratably over the life of the contract.

     With regard to the customer’s right to convert the pricing model applicable to the contract at the end of the first year, Trac Medical would experience a minor revenue increase from such event, if it occurred, in December 2005 (by reclassing an immaterial amount from deferred sales to recognized sales), based on the pricing model to which this customer could convert. If the customer chooses to convert to a different pricing model on January 1, 2006, it could choose a one year contract instead of the five year contract it currently has. As a result of such a conversion, the customer’s volume discount would expire, but it would not be obligated under the contract for four additional years. The decision to convert is a business decision for the customer based on its assessment of whether the discounted purchase price is worth the risks associated with a long-term purchase commitment.

7

The Company requests that the information contained in Confidential Treatment Request No. AHC – 0007 be treated as confidential information and that the Commission promptly notify the Company’s designated contact person(s) before it permits any disclosure of such confidential information.

Securities & Exchange Commission
June 30, 2005

Form 8-K dated February 8, 2005

Comment 10. Your use of a full income statement in reconciling your non-GAAP measures appears to create a number of measures, such as non-GAAP S,G&A expenses, non-GAAP total costs and expenses, non-GAAP operating loss, and non-GAAP loss before income taxes, for which you have not included the disclosures required by Item 10(e)(1)(i)(C) and (D) of Regulation S-K. In this regard, please note that each line item, sub-total, total or other item that has been adjusted represents a separate non-GAAP measure for which clear, specific, explicit disclosure is required.

Response

     Management utilized non-GAAP financial measures in this Form 8-K in order to show the impact of two events which it considered to be unusual and non-recurring. As shown in the press release filed as an exhibit to the referenced Form 8-K, these events concerned (a) severance payments accrued in connection with the contemporaneous departure of its former Chairman, Chief Executive Officer and founder, John T. Botti and its Chief Operating Officer, Peter Smith and (b) expense accrual related to a particular grant of warrants to a third-party consultant. Management believed that reporting these two items, which were S,G&A expenses, on a non-GAAP basis was useful to investors by providing them with a more detailed synopsis of its operations during the period covered by the report. As this line item necessarily impacted the entries for total costs and expenses, operating loss and loss before taxes, management believed that its disclosures in the press release were sufficient to inform investors of the basis for the presentation. However, the Company understands the Staff’s guidance as stated in the comment letter and to the extent it will utilize non-GAAP financial measures in subsequent earnings releases, it will ensure that its disclosures are consistent with Staff’s comments.

Comment 11. We note that your non-GAAP measure excluded “certain unusually and non-recurring expenses.” Supplementally, explain your basis for referring to the excluded items as unusual and non-recurring. In addition, enhance your disclosures provided under Item 10(e)(1)(i)(C) and (D) of Regulation S-K and Questions 8 and 9 of the related FAQ. Your disclosures appear overly broad considering that companies and investors may differ as to which items warrant adjustment and what represents operational performance.

Securities & Exchange Commission
June 30, 2005

Response

     As described above, management utilized non-GAAP financial measures in this Form 8-K in order to show the impact of two events which it considered to be unusual and non-recurring: the severance payments to two executives and the expense accrual related to a warrant grant.

     For the reasons stated below, management believed that the severance amounts paid to the former Chief Executive Officer/Chairman and the former Chief Operating Officer and the warrant expense were unusual and nonrecurring. In making this determination, management believed that the accruals for these severance payments distorted an investors ability to analyze the Company’s performance and that showing this item as nonrecurring gave investors a clearer picture of its actual performance and quarterly burn rate, about which management is frequently asked. In addition, this was the only instance in the Company’s history where two senior executives were terminated at approximately the same time and the Company was required to accrue such levels of severance in the same fiscal quarter. The maximum amount of severance Authentidate provides to its other executives is one year. In contrast, Mr. Botti’s severance amount was equal to two years of base salary. In addition, management believed that the warrant expense was unusual and non-recurring due to the vesting and price terms applicable to this grant. At the date of grant, these warrants were priced at a significant premium to the then-current market price of the Company’s common stock and during the last two fiscal years, the Company did not issue other warrants which approached the level of materiality of these warrants when valued under the Black-Scholes method.

     However, the Company understands the Staff’s guidance as stated in the comment letter and to the extent it will utilize non-GAAP financial measures in subsequent earnings releases, it will ensure that its use of non-GAAP financial measures are appropriate and that its disclosures are consistent with Staff’s comments, including by providing greater detail in explaining the basis for use of non-GAAP financial measures.

Form 10-Q for the period ended March 31, 2005

Item 2. Management’s Discussion and Analysis of Financial Condition
and Results of Operations
Critical Accounting Policies and Estimates – Judgments and Estimates, page 17

Comment 12. You disclose the five critical judgments and estimates that affect the classification and timing of revenue recognition but your disclosure does not appear to provide any insight into these judgments and estimates. Supplementally, describe how each of these judgments and estimates are made and discuss the assumptions underlying each. Explain to us how accurate these judgments and estimates have been in the past and whether they are reasonably likely to change in the future. See SEC Release 33-8350 and explain why you believe such disclosures regarding these or your remaining critical accounting policies and estimates were not necessary in your 2004 Form 10-K.

Securities & Exchange Commission
June 30, 2005

Response

     When analyzing a contract for revenue recognition purposes, the Company analyzes each contract on a contract by contract basis in light of the fact that its business model is relatively new and untested. The Company’s management intends to settle on a limited number of standard contract arrangements to achieve greater consistency with respect to the terms and conditions. The five judgments management makes are: (1) are the fees associated with the products and services fixed or determinable; (2) is collection of our fees reasonably assured; (3) are professional services essential to the functionality of the related software; (4) do elements of our revenue recognition have stand-alone value to our customers; and (5) whether we have verifiable objective evidence of fair value for our products and services.

     With regard to the Document Solutions Segment (f/k/a DocStar segment), the revenue recognition rules are straightforward and management does not believe significant judgment is required. See the discussion under Comment 1, above. With respect to the Systems Integration Segment (f/k/a DJS segment), this segment does not develop and sell software. The Company’s Systems Integration Segment primarily sells computer hardware, commercial off-the-shelf, third party software and professional services to install that hardware and third party software. The Company has relied on SAB 104 (and ARB 43) with regard to the accounting for revenue recognition with regard to the Company’s Systems Integration Segment. SAB 104 and ARB 43 refer to two conditions that must be met: (1) being realized to being realizable and (2) being earned. The Company records a sale in this segment when title passes to the customer for the hardware or when the professional services are performed and accepted by the customer. In both business segments above the Company's fees are reasonably assured to be collected.

     With regard to the Security Software Solutions Segment (f/k/a Authentidate segment), Authentidate does enter into a number of unique contracts. Accordingly, judgments and estimates are required. Specifically, the Company makes judgments with regard to the fees charged the customer. Before it decides on the accounting for a transaction, the Company determines whether the sale item has a fixed fee or if the fee is variable. It attempts to determine whether the fee is fully collectible by performing its credit and collections due diligence. The Company checks credit references and runs credit reports from nationally known credit agencies. The Company also determines whether it, as a supplier, needs to provide any professional services as part of the sales contract or sales order. If professional services are required then it reviews the terms of the services and makes a determination of the proper accounting after reviewing the appropriate literature. If it is a multiple element arrangement, then the Company would determine whether it has VSOE for each element or not and account for the revenue accordingly. The Company would accumulate data from competitors or third parties to ascertain whether reliable VSOE can be determined or not.

Securities & Exchange Commission
June 30, 2005

     Historically, management believes that its estimates and judgments have been accurate and that it has applied the proper accounting principles. Management does not believe that its estimates and judgments regarding these contracts will change substantially in the future. To date, management has not made significant revenue or cost adjustments to these judgments or estimates. Management bases its conclusions on the facts of the contract, the applicable accounting literature and an understanding of the customer.

     With regard to Release 33-8350, management believes it addressed the required disclosure of Critical Accounting Policies and Estimates under Item 7 of the Form 10-K. The Company will expand these disclosures in future filings with the Commission.

Notes to the Financial Statements

Note 8. Marketable Securities

Comment 13. We note that you have made significant changes to your balance sheet as of June 30, 2004 related to a reclassification of $31.3 million of auction rate securities from cash equivalents to short-term investments. Supplementally, explain how you determined that prospective disclosure of these changes was appropriate and tell us what consideration you gave to characterizing these changes as restatements and amending previously filed Exchange Act reports. In this regard, provide us with the differences between your reported balance sheet and cash flow amounts in your 2004 Form 10-K and subsequent interim periods and the amounts that would have been reported had you been accounting for the auction rate securities correctly. In addition, explain why your statement of cash flows for the nine-months ended March 31, 2004 was not affected by your reclassification.

Response

     The Company believes that Auction Rate Securities have historically been classified as Cash Equivalents by numerous companies for many years. Management believes that this classification was the industry standard. Under FAS 95, a cash equivalent is a short-term, highly liquid investment that is easily convertible into cash and so near their maturity that they present insignificant risk of changes in value because of interest rates. The Company’s investments in auction rate securities are all at par and are sold at par with no gain or loss incurred. Interest is paid at the time of reset at rates slightly better than commercial paper or Certificates of Deposit. Auction Securities typically reset in 28 days. To the best of management’s knowledge, there have not been significant problems with liquidating these securities at the time of reset over the last twenty-five years and it is a multi-billion dollar industry. All of the Company's Auction Rate Securities are rated either AAA or AA by one of the major rating services and are purchased only from major international investment firms. In addition, many of the Auction Rate Securities that the Company purchases are insured by third party insurance companies. In February 2005, the Company reconsidered FAS 115 and determined that these securities should no longer be classified as Cash Equivalents. The Company disclosed that it owned auction rate securities in footnote 1 in its audited financial statements for the fiscal year ended June 30, 2004. The Company views this new information as a correction of an error resulting from the interpretation of accounting principles. Using APB 9, APB 20 (paragraphs 13, 36 and 37) and FAS 16 as a guide, the Company determined that this change in classification had no effect on the Statements of Operations for either the year end period or the interim periods. The Company also concluded that restatement of prior periods was not justified as this reclassification is not material. However, the Company concluded that all periods presented on the March 31, 2005 Form 10-Q should be consistently presented.

Securities & Exchange Commission
June 30, 2005

     The Company considered SAB 99 in making its decision that this correction was immaterial. The Company notes that this change had no effect on the statement of operations or the Company's operating cash flow for any of the periods involved and had no impact on the current ratio or working capital. Further, this change had no effect on the Company’s compliance with any debt covenants, had no impact on segment reporting nor any impact on analyst reports. SAB 99 states that quantifying a percentage threshold is not enough when considering materiality. The “total mix” of information should be considered according to SAB 99 and that is what the Company did. The Company followed what it believed to be the industry standards for initially classifying these investments as cash equivalents. This classification was disclosed to investors in footnote 1 to the June 30, 2004 financial statements filed with the Company’s Form 10-K, wherein the Company stated that Cash and cash equivalents included Auction Rate Securities. The Company completed a SAB 99 analysis from both quantitative and qualitative bases and reviewed all of the facts of the issue (not just the quantifiable facts) before reaching its conclusion that the change was not material enough to require restatement. The Company will continue to correct the presentation of prior periods in future filings to consistently present these securities.

     The Company corrected the June 30, 2004 balance sheet on its most recent Form 10-Q for March 31, 2005. No corrections were required for the March 31, 2004 balance sheet or cash flow statement because it did not own any Auction Rate Securities prior to April 2004. The Company’s cash flow statement as of June 30, 2004 would have shown $31,300,000 used as an Investing Activity for the purchase of marketable securities. For December 2004, the Company would have shown $30,150,000 for the purchase of marketable securities as Cash Used in an Investing Activity on the Cash Flow Statement and a balance of $30,150,000 for marketable securities and a cash equivalent balance of $37,377,016 on the Balance Sheet. For September 30, 2004, the Cash Flow Statement would show Cash Used in Investing Activities of $33,950,000 for the purchase of marketable securities and a balance in marketable securities of $33,950,000 and a cash equivalent balance of $37,587,320 on the Balance Sheet. There would be no changes to the Statements of Operations for any of these periods.

Securities & Exchange Commission
June 30, 2005

Comment 14. Supplementally, explain to us how you have accounted for the auction rate securities under SFAS 115. If these are classified as available-for-sale securities, justify the classification as current by addressing how you determined that you have a reasonable expectation of completing a successful auction within the subsequent twelve-month period. Refer to paragraph 1 7 of SFAS 115 and Chapter 3A of ARB No. 42 as well as SFAS 95.

Response

     The Company classifies the Auction Rate Securities that it purchases and sells as “available for sale” securities. The Company believes that its classification is appropriate based on the following analysis. The Auction Rate Securities it buys reset in increments of 7, 28 or 35 days. Further, there is a very active secondary market if the Company needs to sell before the 28 day reset occurs, although the Company has never needed to liquidate prior to the reset date. The market rate is always the par value of the security. Similar to a significant number of other companies, the Company classifies these investments as marketable securities. By buying and selling at par there are no gains or losses. The Company is paid the stated interest rate on these investments similar to a certificate of deposit or commercial paper. Accordingly, the Company has classified these securities as “available for sale securities” and reports the purchases and sales under Investing Activities on its Cash Flow statement. Management believes that this classification satisfies the standards established in FAS 115 and FAS 95.

     ARB 43 chapter 3A, paragraph 4 states that the term “current asset” is used to designate cash and other assets commonly identified as those which are reasonably expected to be realized in cash or sold or consumed during the normal course of the company's operating cycle. The Company believes that its classification as a current asset for these investments is correct. Auction rate securities are frequently sold by the Company at the time of reset in order to invest in a different security with a higher interest yield or to liquidate and transfer the cash into our operating account. There is a regular circulation of cash related to investments in marketable securities. It has been and will continue to be the Company intention to sell each security within three months of the original purchase date. Further, the Company invests less than 10% of its total cash in any one issue.

Securities & Exchange Commission
June 30, 2005

Item 4. Controls and Procedures

Comment 15. You indicate that your Chief Financial Officer identified certain “corporate governance issues” in a letter to the Audit Committee of the Board of Directors and that he believes these issues, if not corrected, may lead to “significant problems” in the future. Supplementally, provide us with a copy of this letter and explain how you considered these issues when evaluating your disclosure controls and procedures.

Response

     The Company’s response to this comment is made under the confidentiality provisions of Rule 83.

Rule 83 Confidential Treatment Request by Authentidate Holding Corp. AHC – 0008

     [X X X].8

8

The Company requests that the information contained in Confidential Treatment Request No. AHC – 0008 be treated as confidential information and that the Commission promptly notify the Company’s designated contact person(s) before it permits any disclosure of such confidential information.

Securities & Exchange Commission
June 30, 2005

General

     The Company acknowledges that:

            •  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

            •  staff comments or changes to disclosure in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

            •  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

           The Company understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comment on the Company’s filings.

Securities & Exchange Commission
June 30, 2005

     Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments please do not hesitate to contact the undersigned.

Sincerely yours,

/s/ Michael A. Goldstein

Michael A. Goldstein

cc:	S. Pai
D. Bunt